                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 5, 2002

                      TELE CELULAR SUL PARTICIPACOES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                  RUA COMENDADOR ARAUJO, 299 - 3(DEGREE) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                          -----                        -----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                          No  X
                    -----                       -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                      TELE CELULAR SUL PARTICIPACOES, S.A.

                                TABLE OF CONTENTS

ITEM

1.      Minutes of 24th Annual Meeting of the Board of Directors

2.      Press Release entitled "Tele Celular Sul Participacoes S.A. Announces
        Its Consolidated Results For The Third Quarter 2002" Dated November 4,
        2002

                                                                          ITEM 1

                      TELE CELULAR SUL PARTICIPACOES S.A.
                      CNPJ N. (DEGREE) 02.558.115/0001-21
                         NIRE N. (DEGREE) 4130001760-3

          MINUTES OF THE 24TH ANNUAL MEETING OF THE BOARD OF DIRECTORS

VENUE AND DATE: On the thirty-first (31st) day of October, 2002, at 11:00 a.m., the members of the Board of Directors of TELE CELULAR SUL PARTICIPACOES S.A. met for their annual meeting at Av. Republica do Chile, n(degree) 500, 25(degree) andar, in Rio de Janeiro - RJ, Brasil. PRESENT: the Chairman of the Board, Mr. ELIS BONTEMPELLI, by means of a conference call, and Directors Mr. MARCO DE LISSICICH DRAZICH and Mr. GUGLIELMO NOYA. The President of the Company, Mr. ALVARO PEREIRA DE MORAES FILHO, was also present. Mr. Jose Doroteu Fabro was appointed Secretary of the Board. Once the statutory quorum was verified and in compliance with all the required formalities, the order of the day was read and the Board proceeded to the decisions. DECISIONS: 1 - FINANCIAL STATEMENTS FOR THE 3RD QUARTER 2002: - Once the analysis of the results presented was completed, and in view of the explanations provided by the President and on the basis of the Ernst & Young audit report, the Board acknowledges and approves the Financial Statements for the 3rd Quarter 2002; 2 - MIGRATION FROM THE SMC TO THE
SMP: The Board was provided with explanations on the SMP, as well as a comparison of the current SMC and SMP and the rules and conditions for migration, and considering those the Board is in favor of the Company submitting to ANATEL its interest in a possible migration; 3 - ACQUISITION OF A RADIO FREQUENCY SUB-BAND: The Board was provided with explanations on the acquisition of the radio frequency sub-band for the controlled companies TELEPAR CELULAR S/A, TELESC CELULAR S/A and CTMR CELULAR S/A, as determined by ANATEL - Agencia Nacional de Telecomunicacoes in act n(degree) 25.260 dated May 02, 2002, as described in memorandum n(degree) 181/2002; the Board is in favor of the Company submitting to ANATEL its interest in a possible acquisition of the radio frequency sub-band; 4 - 2001 STOCK OPTION PLAN INDICATOR: the Board approves the EBIT - Earning Before Interest and Taxes as the goal to be reached in 2002, to expedite by one third (1/3) the stock option approved by the Special General Meeting held on May 02, 2001, as described in Memorandum n(degree) 161/2002; 5 - ELECTION OF THE EXECUTIVE OFFICERS the Board of Directors decided on the election of the Executive Officers, whose term of office will end in April 2005, namely: PRESIDENT: ALVARO PEREIRA DE MORAES FILHO, a Brazilian electronic engineer, married, bearer of ID n(degree) 2.053.297-1/PR and Individual Taxpayer ID CPF/MF n(degree) 463.020.008-82, residing and domiciled at Rua Joaquim da Silva Sampaio, n(degree) 919, Merces, in the city of Curitiba, State of Parana; CHIEF FINANCIAL OFFICER: PAULO ROBERTO CRUZ COZZA, a Brazilian accountant, married, bearer of ID n(degree) 11.366.607 SSP/SP and Individual Taxpayer ID CPF/MF n(degree) 027.524.328-10, residing and domiciled at Rua Edson Campos Matesich, n(degree) 110, Jardim Ipe, in the city of Curitiba, State of Parana, who also holds the position of Director of Investor Relations, according to article 5(degree) of CVM Instruction n(degree) 202 of Dec/06/93, as amended by CVM Instruction n(degree) 309, of Jun/10/99; CHIEF TECHNOLOGY OFFICER: GIL ODEBRECHT, a Brazilian engineer, single, bearer of ID n(degree) 1.464.976 SSP/SC and Individual Taxpayer ID CPF/MF n(degree) 682.578.729-20, residing and domiciled at Rua Angelo Sampaio, n(degree) 1177, in the city of Curitiba, State of Parana; CHIEF MARKETING OFFICER: MAURICIO ROORDA, a Brazilian engineer, married, bearer of ID n(degree) 778.562-3/PR and Individual Taxpayer ID CPF/MF n(degree) 040.910.698-43, residing and domiciled at Rua Paulo Gorski, n(degree) 200, in the city of Curitiba, State of Parana; CHIEF COMERCIAL OFFICER: MAURICIO ROORDA, Chief Marketing Officer described above who will also hold the position of Chief Marketing Officer; CHIEF EXECUTIVE OFFICER: ALVARO PEREIRA DE MORAES FILHO, President, described above who will also hold the position of Chief Executive Officer; CHIEF INFORMATION TECHNOLOGY OFFICER: ALVARO PEREIRA DE MORAES FILHO, President, described above who will also hold the position of Chief Information Technology Officer; 6 - REMUNERATION OF THE EXECUTIVE
OFFICERS: The Board approved the individual remuneration of the Executive Officers, as provided in article 22, item XXIV and passed by the Annual General Meeting held on Apr/05/2002; those amounts are itemized in the attached document; 7 - CALL OF THE SPECIAL GENERAL MEETING: The Board passed the call of a Special General Meeting to elect the members of the Board of Directors, as provided in article 13, item VII, of the Articles of Organization;, the Chairman of the Board shall prepare such call; 8 - OWNERSHIP RESTRUCTURING OF THE OPERATING SUBSIDIARIES: The motion for the ownership restructuring of the operating subsidiaries was submitted and passed unanimously, and will be submitted to the approval of the Managing Bodies and Special General Meetings of Telesc Celular S.A. ("TELESC"), CTMR Celular S.A. ("CTMR") and Telepar Celular S.A. ("TELEPAR") (jointly, the "Operating Subsidiaries") stockholders. The proposed restructuring involves the swap of TELESC and CTMR shares, in order to transform them into wholly-owned subsidiaries of TELEPAR (according to the procedure set forth in Law n(degree) 6.404, of 1976, article 252, as amended by Law n(degree) 10.303, of 2001), that will remain as a listed company. The following benefits are expected from the Restructuring: (i) operational integration of the Companies, enabling them to tap the synergies already existing in their business; (ii) reduction of the administrative, operational and financial costs because of the concentration of the operations in a single listed Company; (iii) greater transparency in the capital market, deriving from the consolidation of the financial information of the companies and consequent strengthening of the balance sheet, thus optimizing the access to the financial market and procurement cost; and (iv) concentration of the liquidity of the shares of the operating subsidiaries in a single listed company, benefiting all stockholders. The reports on the economic evaluation of the operating subsidiaries were submitted, prepared on the basis of the future cash flows discounted to present value, on the base date of Aug/31/2002, prepared by the specialized company PricewaterhouseCoopers Transaction Support S/C Ltda., Corporate Taxpayer ID CNPJ n(degree) 002.236.208/0001-30, with office at Avenida Francisco Matarazzo, 1700, Torre Torino, in the city of Sao Paulo, State of Sao Paulo ("PricewaterhouseCoopers"). The equity value of the company shares was also presented, calculated according to the reports of the specialized company ACAL Consultoria e Auditoria S/C, Corporate Taxpayer CNPJ sob n(degree) 28.005.734/0001-82, with offices at Avenida Rio Branco, 181, 18(degree) andar, Centro, in the city of Rio de Janeiro, State of Rio de Janeiro. The quotes of the shares of the operating subsidiaries in their respective markets were presented, as well as the comparison with the book equity value of the shares resulting from the financial statements as of Sep/30/2002, approved by the same meeting. In view of those values, the Board decided to adopt for the definition of the swap ratio of the TELESC and CTMR shares for TELEPAR shares the economic value calculated by PricewaterhouseCoopers in the above mentioned reports The payment of the premium over the economic value is justified, in the opinion of the Directors, because of the combination of several factors: TELESC is a company currently enjoying large cash availability (about R$ 300 million) and little debt (about R$ 20 million). Furthermore, TELESC has been consistently distributing dividends. TELEPAR, in turn, despite having a great market potential, has limited cash availability, significant debt (about R$ 300 million), and accumulated losses, and thus tax losses to be offset (about R$ 200 million), that, from the tax standpoint, dependent on the adoption of a new ownership structure with the ensuing share swap. CTMR, in turn, operates in a limited market and has been accumulating negative results that prevent the distribution of dividends to its stockholders. However, the book value evaluation favors this company over the others. In view of those facts and also of the quotes of the companies shares in their respective markets, the Directors are of the opinion that the fairest swap ratio should include a 16.04% premium over the TELESC and CTMR evaluations, thus encouraging TELESC and CTMR stockholders to remain in the company and participate in the migration resulting from the share swap, also recognizing the value of the synergies generated by the merger with TELEPAR, including the liquidity of the company stock after the merger, certain that the approval of such premium rests on the Administrative Bodies of the Operating Subsidiaries, and will be stated in the Protocol and Justification of the Swap of Shares to be executed by the Managing Bodies of the Operating Subsidiaries and approved by the TELESC, CTMR and TELEPAR Special General Meetings. CONFIRMATION: There being no further businesses, the meeting was adjourned and these minutes were prepared, read and confirmed by the members of the Board of Directors.


                        Rio de Janeiro, October 31, 2002.

        MARCO DE LISSICICH DRAZICH                    GUGLIELMO NOYA
                DIRECTOR                                 DIRECTOR

                                 JOSE DOROTEU FABRO
                                     Secretary

                       3RD QUARTER 2002 EARNINGS RELEASE

                                   [TIM LOGO]




                                                                 LISTED   TSU
                          http://tsu.infoinvest.com.br          BOVESPA  LISTED
                                                                COMPANY   NYSE

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS


CONTACTS

            PAULO ROBERTO CRUZ COZZA
            Chief Financial Officer and Director of Investor Relations

            JOANA DARK FONSECA SERAFIM
            Investor Relations
            (55-41) 312-6862
            jserafim@timsul.com.br

            RAFAEL J. CARON BOSIO
            Investor Relations
            (55-41) 9976-0668
            rbosio@timsul.com.br

            WEBSITE
            http://tsu.infoinvest.com.br/


                       TELE CELULAR SUL PARTICIPACOES S.A.
                       ANNOUNCES ITS CONSOLIDATED RESULTS
                           FOR THE THIRD QUARTER 2002



CURITIBA, NOVEMBER 4, 2002 - Tele Celular Sul Participacoes S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the Holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces its results for the 3rd quarter 2002.

Quarter Highlights

X Focus on profitability, resulting in an EBITDA of R$ 93.0 million for the quarter and R$270 million year to date, and a 49% Margin over the net service revenue for both periods.

X R$ 18.4 million net income for the 3rd quarter/2002 and R$ 48.4 million year to date.

X        Continued control of costs and operating expenses.

X        Low indebtedness level and strong cash generation.

X        Promotional campaigns geared to stimulating consumption.

X Telecom Italia Mobile - TIM, the holding company of Tele Celular Sul, is launching its PCS operations nationwide, initially providing the service in 94 cities. TIM's competitive strengths include the advantages of scale and GSM technology, used by 71% of mobile phone users in the world. With its presence in Brazil, TIM has consolidated its position in mobile telecommunication services in South America, where it is already present in Chile (Entel PCS), Peru (TIM
Peru), Venezuela (Digitel), Bolivia (Entel Movil) and Argentina (Telecom Personal). In 1998, through its Chilean subsidiary, TIM launched the first GSM-based mobile telecommunication network in South America. In a short while, Entel PCS became the leading mobile telecommunications provider in the country.





                                                                 LISTED   TSU
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                                                                COMPANY   NYSE

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS


                                                                   [DELTA]%                                   YTD        [DELTA]
                                       3Q02          3Q01          3Q02/3Q01      2Q02        YTD SEP/02    SEP/01        % YTD
                                       ----          ----          ---------      ----        ----------    ------        -----
Gross Handset Revenue                 45.136         34.816          29.6%         37.719       103.883      57.653       80.2%
Gross Service Revenue                243.617        216.851          12.3%        227.846       723.016     704.992        2.6%
TOTAL GROSS REVENUE                  288.753        251.667          14.7%        265.565       826.899     762.645        8.4%

TOTAL NET REVENUE                    226.550        196.235          15.4%        205.019       639.343     564.097       13.3%

EBITDA                                93.033         84.435          10.2%         84.079       270.786     241.649       12.1%
EBITDA Margin                          41.1%          43.0%          -4.4%          41.0%         42.3%       42.8%       -1.2%
EBITDA Margin (w/o handset sales)      49.0%          48.7%           0.6%          48.2%         48.8%       46.2%        5.6%

NET INCOME                            18.437         10.878          69.5%         12.832        48.431      43.038       12.5%
Net Income per 1,000 shares - R$        0.05           0.03          66.7%           0.04          0.14        0.13        7.7%
Profit per ADR  (10,000 shares) - R$    0.50           0.30          66.7%           0.40          1.40        1.30        7.7%

FREE CASH FLOW                       101.241         39.156         158.6%         76.837       277.394      79.062      250.9%



OPERATING REVENUE

Total Net Revenue for the quarter was R$ 288.7 million, 15% and 9% above the 3rd quarter/2001 and 2nd quarter/2002, respectively.

                                 [PIE CHARTS]

                               TOTAL GROSS REVENUE         TOTAL GROSS REVENUE
                             3Q02 - R$ 288.7 MILLION     3Q01 - R$ 251.7 MILLION

INCREASE IN VAS REVENUES
      USAGE                           238.4                       214.1
      HANDSET SALES                    45.1                        34.8
      VAS                               3.8                         1.8
      OTHERS                            1.4                         1.0

Traffic grew by 11% over the 3rd quarter 2001, while the VAS (Value Added Services) doubled. As a result, the Average Net Revenue per User (ARPU) was R$ 38, actually improving slightly compared to last quarter and last year, going against the industry trend of declining ARPU over the past several quarters.




                                                                 LISTED   TSU
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                                                                COMPANY   NYSE

COSTS                                                                      In R$ thousand
                                                                                    YTD         YTD
                                                  3Q02       3Q01        2Q02      Sep/02      Sep/01
                                                  ----       ----        ----      ------      ------
   Cost of Services                              81,057     70,737      79,487     239,139    214,053
   Cost of Goods                                 44,347     31,233      31,703      93,553     66,816
Total Cost of Goods and Services                125,404    101,970     111,190     332,692    280,869




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                                                                COMPANY   NYSE

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS


COSTS             The cost of services, amounting to R$ 81.1 million, remained
UNDER             practically in line with the preceding quarter figures.
CONTROL




The main cost items include Depreciation and Interconnection/Leased line costs, amounting to R$ 74.4 million, i.e. 92% of the Cost of Services for the quarter.

                                 [BAR CHARTS]

                        3Q01        2Q02        3Q02
DEPRECIATION            37.9        41.1        41.3
INTERCONNECTION         28.2        31.3        33.1

The costs related to the sale of handsets were R$ 44.3 million. The increase over the preceding quarters stems from the greater sales volume in that period, resulting from the attractive sales campaigns carried out in the quarter, such as the fathers' day promotion in which new handsets were launched giving a package of free messages (SMS).

NET OPERATING EXPENSES

                                                                                       YTD         YTD
                                                  3Q02        3Q01        2Q02(2)     Sep/02     Sep/01
                                                  ----        ----        -------     ------     ------
Selling Expenses(1)                              42,005      45,268       44,178     136,574    132,016
General and Administrative Expenses - G&A        19,568      15,127       18,731      55,644     48,393
Other Net Operating Expenses                      3,554         810        3,446      12,704      7,515
SUB- TOTAL                                       65,127      61,050       66,355     204,922    187,924
Net Financial Expenses                            1,179      18,703        5,638      14,904     35,686
NET OPERATING EXPENSES                           66,306      79,753       71,993     219,826    223,610

NOTE: (1) Including bad debt expenses.

      (2) Reclassification of Selling and G&A Expenses, not affecting the total amount.

8% DECREASE
IN NET         Operating expenses for the quarter were down 8% and 17%
OPERATING      quarter-over-quarter and year-over-year, respectively.
EXPENSES
Q-O-Q



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                                                                COMPANY   NYSE

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS

                  Bad debt expenses for 3rd quarter/2002 amounted to R$ 5.4 million, compared to R$ 8.4 million in the preceding quarter, thanks to a higher rate of collection of overdue bills in that period.

2.3% BAD DEBT
OVER THE TOTAL
GROSS REVENUE

                                  [BAR CHART]

                                                3Q01        2Q02        3Q02
      R$ MILLION                                6.5         8.4         5.4
      % OVER TOTAL GROSS REVENUE                2.6%        3.3%        2.3%

HANDSET PRICES    Subscriber Acquisition Cost (SAC) for the 3rd quarter/2002 was
AFFECTED BY THE   R$ 91, representing a 12% increase over the preceding quarter,
EXCHANGE RATE     mainly derived from the increment in handset prices. However, it was 50% below the SAC for the 3rd quarter/2001.

                                  [BAR CHART]


               1Q01       2Q01      3Q01      4Q01      1Q02      2Q02      3Q02
                200       172       181       110       100        81        91

                  EBITDA

                  The EBITDA reached R$ 93.0 million, representing a 49% EBITDA margin over the net services revenue. The strong EBITDA margin in 2002 has been largely a result of improved cost control.

49% EBITDA
MARGIN OVER THE
REVENUE FROM
SERVICES

                                  [BAR CHART]


                                                         1Q01       2Q01      3Q01      4Q01      1Q02      2Q02      3Q02
      EBITDA                                             76.4       80.8      84.4      79.0      93.7      84.1      93.0
      EBITDA Margin (%) Over Total Net Revenue             41%        45%       43%       35%       45%       41%       41%
      EBITDA Margin (%) Over Service Revenues              42%        45%       49%       44%       49%       48%       49%





                                                                 LISTED   TSU
                          http://tsu.infoinvest.com.br          BOVESPA  LISTED
                                                                COMPANY   NYSE

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS


NET PROFIT

                                                     3Q02         3Q01          2Q02      YTD Sep/02     YTD Sep/01
                                                    ------       ------        ------     ----------     ---------
  Net Profit  - R$ thousand                         18,437       10,878        12,832        48,431        43,038
  Net Profit per 1,000 shares - R$                    0.05         0.03          0.04          0.14          0.13

                  Net profit was R$ 18.4 million, 69% and 44% above the results for the 3rd quarter/2001 and 2nd quarter/2002, respectively, because of improved cost control and higher revenues.

                  INVESTMENT

                  R$ 8.2 million were invested this quarter through the controlled companies, basically in the maintenance of the mobile telecommunications network and in information technology.

POSITIVE          FREE CASH FLOW
CASH FLOW
                  Cash flow for the quarter was R$ 101.2 million, and R$ 277.4 million for the first nine months of 2002.

                  INDEBTEDNESS

                  By the end of the quarter the Company's debt amounted to R$ 325.9 million, while cash and equivalents totaled R$ 371.0 million. Of the total debt, R$ 40.9 million represent loans in dollars, fully covered by hedge operations.

                  Net financial expenses for the quarter amounted to R$ 1.2 million, 94% and 79% below the 3rd quarter/01 and 2nd quarter/2002, respectively.

                  The sharply reduced financial expenses derive from a
                  significantly more favorable mix of interest-bearing debt and
CASH AND          interest-earning assets. The total debt is indexed to the CDI,
DEBT INDEXED      due to the contracts or the hedge operations to cover them
TO THE CDI        from the exchange risks. At the same time, the cash and
                  equivalents have been invested on instruments also indexed by the CDI.

                  MARKET

                  The Company posted 136,000 gross additions in the quarter (82% of which are prepaid customers), versus 75,000 in the 3rd quarter/2001. The additions in the period were for an acquisition cost per subscriber 49% below the cost in the preceding year.

                  At the end of the quarter, the Company had 1,660,164 customers, representing a market share estimated at 62%. The population coverage is 79.3% and the estimated total penetration rate in the concession area is 17%.




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                                                                COMPANY   NYSE

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS

MATERIAL FACTS

OWNERSHIP RESTRUCTURING OF THE COMPANIES CONTROLLED BY
TELE CELULAR SUL

The Board of Directors of Telepar Celular S.A. ("Telepar"), Telesc Celular S.A. ("Telesc") and CTMR Celular S.A. ("CTMR"), companies controlled by Tele Celular Sul, passed the proposed ownership restructuring by means of the swap of Telesc and CTMR by Telepar shares, implying the transfer to the stock of Telepar, by increasing its capital stock, of the shares of Telesc and CTMR stock, those two companies becoming wholly-owned subsidiaries of Telepar. The new Telepar shares issued in the capital increase will be given to Telesc and CTMR shareholders.

The ownership restructuring of the Companies by Share Swap stems from the Companies' intention to integrate their operational activities, enabling them to tap the synergies already existing in their businesses, with the ensuing cost reduction, as well as the concentration of the liquidity of the shares of the operators in a single listed company, benefiting all shareholders. The proposal will be submitted to the approval of the Stockholders' Meetings to be held on November 19 and 20, 2002.

The details of the operation are available at http://tsu.infoinvest.com.br .

"This release contains forecasts and/or forward-looking statements. Those expectations are based on a number of assumptions. Those expectations are subject to the risks and uncertainties inherent to projections and/ forward-looking statements. The results may differ materially from the expectations expressed in the forecasts and/or forward-looking statements if one or more of those assumptions and expectations prove to be imprecise or unrealized."


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                                                 [TSU LISTED NYSE LOGO]

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS

                                                                                           YTD          YTD
                                                  3Q02          3Q01        2Q02         Sep/02        Sep/01
                                                ---------    ---------    ---------    ---------    ---------
Total Subscribers                               1,660,164    1,534,566    1,635,278    1,660,164    1,534,566
    Postpaid                                      499,536      625,022      535,470      499,536      625,022
    Prepaid                                     1,160,628      909,544    1,099,808    1,160,628      909,544
Estimated population in the region
(million)                                            15.0         14.8         15.0         15.0         14.8
Municipalities Served                                 235          220          232          235          220
Estimated Total Penetration                           17%          15%          17%          17%          15%
Company Penetration                                   11%          10%          11%          11%          10%
Market share (estimated)                              62%          68%          64%          62%          68%
Digitalization rate - Plant                          100%         100%         100%         100%         100%
Digitalization rate - Customer                        95%          91%          94%          95%          91%
TOTAL ARPU(1)                                        R$38         R$37         R$36         R$38         R$39
TOTAL MOU                                              99          104           93           99          114
SAC                                                  R$91        R$181         R$81         R$90        R$185
Investment (million)                                  R$8         R$35          R$8         R$22        R$102
Net Additions                                      24,886       26,495       21,022       56,251      118,082
Churn(2)                                                7%           3%           6%          17%          14%
Dealers (with own shops)                              844          825          890          844          825
Employees                                           1,055        1,243        1,100        1,055        1,186

                  Note: (1) Average Net Revenue per Customer.
                        (2) Calculated on the average customer base.

EBITDA CALCULATION


                                                                                               YTD           YTD
                                                  3Q02          3Q01             2Q02        Sep/02       Sep/01
                                                ---------     ---------        ---------    ---------    ---------
  Net Services Revenue                           189,798        173,369         174,461       555,318       522,395
  Net Handset Revenue                             36,752         22,866          30,558        84,025        41,702
Total Net Revenue                                226,550        196,235         205,019       639,343       564,097
Operating profit(1)                               34,840         14,357          21,836        86,825        59,618
Depreciation                                      49,376         44,630          50,714       148,784       126,128
Amortization of the premium                        7,638          6,745           5,891        20,273        20,217
Financial income                                (73,071)       (15,460)        (28,210)     (114,977)      (39,540)
Financial expenses                                74,250         34,163          33,848       129,881        75,226

EBITDA                                            93,033         84,435          84,079       270,786       241,649
EBITDA MARGIN (%)                                  41.1%          43.0%           41.0%         42.3%         42.8%
EBITDA MARGIN (%) -                                49.0%          48.7%           48.2%         48.8%         46.2%
OVER SERVICE REVENUES

NOTE: (1) including TIMnet equity as of the 4Q01.


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


                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS

                       TELE CELULAR SUL PARTICIPACOES S.A.
            BALANCE SHEET AS OF SEPTEMBER 30, 2002 AND JUNE 30, 2002
                              IN THOUSANDS OF REAIS
                    (TRANSLATION OF THE ORIGINAL PORTUGUESE)

                                           PARENT COMPANY               CONSOLIDATED
                                         ---------------------      ------------------------
Assets                                   SEP/2002     JUN/2002      SEP/2002        JUN/2002
                                         --------     --------      ---------      ---------
    CURRENT ASSETS
       Banks                                2,681        1,672         10,227          5,828
       Marketable securities                9,945        7,311        360,784        270,345
       Receivables from customers                                     138,896        131,719
       Inventories                                                      9,452          8,684
       Recoverable taxes                      617          572         12,535         14,605
       Deferred taxes                       1,482        1,278         20,659         20,840
       Other                                1,648        1,025         10,368         14,708
                                         --------     --------      ---------      ---------
                                           16,373       11,858        562,921        466,729
                                         --------     --------      ---------      ---------

    LONG-TERM ASSETS
       Subsidiaries                           195        3,727
       Marketable securities                                            7,350          5,809
       Recoverable taxes                                                6,576          5,982
       Deferred taxes                         844          815        217,157        224,665
       Judicial deposits                                               11,066         10,998
       Other                                    9           14            990          1,272
                                          -------      -------      ---------      ---------
                                            1,048        4,556        243,139        248,726
                                          -------      -------      ---------      ---------

    PERMANENT ASSETS
       Investments                        855,953      836,982         24,188         26,553
       Property, plant and equipment           84           88        657,917        696,207
       Deferred charges                                                56,833         62,149
                                          -------      -------      ---------      ---------
                                          856,037      837,070        738,938        784,909
                                          -------      -------      ---------      ---------
    TOTAL                                 873,458      853,484      1,544,998      1,500,364
                                          =======      =======      =========      =========


http://tsu.infoinvest.com.br                     [LISTED BOVESPA COMPANY LOGO]
                                                 [TSU LISTED NYSE LOGO]

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS

                       TELE CELULAR SUL PARTICIPACOES S.A.
            BALANCE SHEET AS OF SEPTEMBER 30, 2002 AND JUNE 30, 2002
                              IN THOUSANDS OF REAIS
                   (TRANSLATION OF THE ORIGINAL IN PORTUGUESE)

                                                        PARENT COMPANY               CONSOLIDATED
                                                     ---------------------     ------------------------
                                                     SEP/2002     JUN/2002     SEP/2002       JUN/2002
                                                     --------     --------     ---------      ---------
    LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES
       Suppliers                                       3,983        4,117         64,999         56,889
       Debt - current portion                                                     31,097         28,579
       Debentures - current portion                                              218,083          8,601
       Salaries, social charges and benefits          11,677       10,120         13,878         12,089
       Taxes, charges and contributions                   29           99         34,418         26,864
       Interest on shareholders' equity payable        1,259        1,257          2,488          2,515
       Dividends payable                                 516          532            726            747
       Other                                             847          753          7,215          5,441
                                                     --------     --------     ---------      ---------
                                                      18,311       16,878        372,904        141,725
                                                     --------     --------     ---------      ---------
    LONG-TERM LIABILITIES

       Debt                                                                       76,706         90,116
       Debentures                                                                               200,000
       Indirect taxes                                                             69,912         67,486
       Provision for pension plan                      2,399        2,345          2,399          2,345
       Provision for contingencies                       137           87          9,262          7,916
                                                     --------     --------     ---------      ---------
                                                       2,536        2,432        158,279        367,863
                                                     --------     --------     ---------      ---------
    MINORITY INTEREST                                                            161,204        156,602
                                                                               ---------      ---------
    SHAREHOLDERS' EQUITY
       Paid-up capital                               324,666      324,666        324,666        324,666
       Capital reserves                              173,913      173,913        173,913        173,913
       Revenue reserves                              305,601      305,601        305,601        305,601
       Retained earnings/accumulated deficit          48,431       29,994         48,431         29,994
                                                     --------     --------     ---------      ---------
                                                     852,611      834,174        852,611        834,174
                                                     --------     --------     ---------      ---------
    TOTAL                                            873,458      853,484      1,544,998      1,500,364
                                                     ========     ========     =========      =========


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                                                 [TSU LISTED NYSE LOGO]

                          [TIM LOGO] TELE CELULAR SUL
                               INVESTOR RELATIONS

                                INCOME STATEMENT
                            YEARS ENDED SEPTEMBER 30
                              IN THOUSANDS OF REAIS
                   (TRANSLATION OF THE ORIGINAL IN PORTUGUESE)

                                                                  PARENT COMPANY               CONSOLIDATED
                                                             -----------------------       ---------------------
                                                              3Q02           3Q01           3Q02             3Q01
                                                             --------       --------       -------       -------
    GROSS REVENUE FROM GOODS SOLD AND SERVICES RENDERED                                    288,753       251,667
    DEDUCTIONS TO GROSS REVENUE                                                            (62,203)      (55,432)
                                                                                           -------       -------

    NET REVENUE FROM GOODS SOLD AND SERVICES RENDERED                                      226,550       196,235
    COST OF GOODS SOLD AND SERVICES RENDERED                                              (125,404)     (101,970)
                                                                                           -------       -------

    GROSS PROFIT                                                                           101,146        94,265
                                                                                           -------       -------
    OPERATING EXPENSES/INCOME

       Selling                                                                             (42,005)       (45,268)
       General and administrative                                (953)          (625)      (19,568)      (15,127)
       Equity interest in income of subsidiary
       and associated companies                                19,438         11,224        (1,898)
       Other operating income (expense), net                     (238)           167        (3,554)         (810)
                                                             --------       --------       -------       -------
                                                               18,247         10,766       (67,025)      (61,205)
                                                             --------       --------       -------       -------
    OPERATING PROFIT BEFORE FINANCIAL RESULTS                  18,247         10,766        34,121        33,060

    FINANCIAL NET

       Financial income                                         1,153          1,192        73,071        15,460
       Financial expenses                                        (166)          (583)      (74,250)      (34,163)
                                                             --------       --------       -------       -------
                                                                  987            609        (1,179)      (18,703)
                                                             --------       --------       -------       -------
    OPERATING PROFIT (LOSS)                                    19,234         11,375        32,942        14,357
    Non-operating results                                                                       20            (2)
                                                             --------       --------       -------       -------

    INCOME BEFORE TAXES AND PARTICIPATION                      19,234         11,375        32,962        14,355

      Provision for income tax and social contribution            233             (1)       (8,666)       (1,003)
      Profit Sharing                                           (1,030)          (496)       (1,258)         (656)
      Minority interest                                                                     (4,601)       (1,818)
                                                             --------       --------       -------       -------

    NET INCOME FOR THE PERIOD                                  18,437         10,878        18,437        10,878
                                                             ========       ========       =======       =======
    NET INCOME PER THOUSANDS SHARES (R$)                         0.05          0.03
                                                              =======       =======



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
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TELE CELULAR SUL PARTICIPACOES, S.A.

Date: November 5, 2002                     By:     /s/ Paulo Roberto Cruz Cozza
                                                   ----------------------------
                                           Name:   Paulo Roberto Cruz Cozza
                                           Title:  Chief Financial Officer